IPA (ImmunoPrecise Antibodies) Pioneers AI-Designed GLP-1 Therapies: A Potential New Chapter in Diabetes Treatment.
AUSTIN, Texas – ImmunoPrecise Antibodies Ltd. (IPA) (NASDAQ: IPA) has developed a new class of GLP-1 therapies entirely through artificial intelligence, designed to enhance efficacy, safety, therapy longevity, and patient satisfaction in diabetes treatment. These AI-designed therapeutics aim to improve upon current GLP-1 therapies, which are widely used for managing type 2 diabetes and obesity. Created using the Company's proprietary LENSai™ platform, an AI-driven system that analyzes evolutionary patterns in biological data, these novel AI-generated sequences have been optimized to maximize therapeutic performance while improving the patient experience. Enhancements are aimed at increased patentability, extended stability and resistance to degradation, improved administration routes for greater compliance, reduced dosing requirements, and more efficient manufacturing methods. The Company’s GLP-1-like alternatives are currently being evaluated for potential transdermal delivery as non-invasive alternatives to injections. These novel constructs represent the Company's first fully AI-generated assets, complementing their growing portfolio of AI-assisted and laboratory-developed therapies.

Advancing GLP-1 Therapies

Current GLP-1 drugs for diabetes and obesity management often require frequent injections due to their short half-life. In just two weeks, IPA's LENSai generated, developed and optimized novel genetic sequences for GLP-1-like constructs that may offer potential advantages over existing treatments. IPA is now investigating whether genetic constructs based on these optimized sequences could support more efficient dosing regimens and enhance patient experience. This rapid sequence generation process showcases LENSai's transformative potential in drug discovery, leveraging its unique ability to identify specific patterns embedded in biological material. This approach could revolutionize therapeutic innovation across multiple disease areas, enabling faster and more precise in silico drug development.

From AI Discovery to Preclinical Optimization

IPA’s LENSai™ platform identified key molecular features by analyzing evolutionary patterns across species. Using HYFT® technology, the potential therapeutics were refined to improve binding strength, increase resistance to enzymatic breakdown, and optimize their function. Instead of chemical modifications to increase therapeutic stability, a standard industry method, IPA applied rational genetic engineering to enhance peptide longevity and performance in early-stage studies.

Additionally, IPA has optimized its GLP-1 alternatives for compatibility with nucleic acid-based expression systems in collaboration with Aldevron, LLC (a Danaher company). While IPA has strategically aligned its therapies with an established nucleic acid delivery technology, its AI-driven approach has tailored the genetic sequences to leverage specific delivery enhancements, including increased gene expression and reduced immune response risks. By incorporating optimized genetic elements, IPA aims to explore long-term, stable therapeutic production within the body as part of its ongoing pre-clinical investigations.

Exploring a Novel Drug Delivery Approach

Given the unique and miniature nature of the therapeutic molecules as well as their selected gene therapy delivery vehicle, IPA is further evaluating the feasibility of delivering these GLP-1-like therapies via a transdermal patch rather than injection. This concept could allow for a steady, controlled release of the peptide, potentially improving absorption and patient convenience. The AI-driven drug optimizations are designed to ensure compatibility with this delivery method, providing a foundation for further investigation into non-invasive metabolic treatments.

A Paradigm Shift in Biologic Innovation

IPA's proprietary HYFT patterns, the core of our LENSai software, are driving a revolution in therapeutic drug discovery. These unique patterns, exclusive to IPA, enable:

1.
Entirely in silico drug discovery, development, and optimization
2.
Rapid and precise code execution
3.
Reduced energy consumption

"LENSai's continued breakthroughs underscore the unparalleled power of our HYFT patterns," said Dr. Jennifer Bath, CEO of ImmunoPrecise Antibodies. "These patterns, which only IPA possesses, are the key to unlocking unprecedented speed and precision in biologics research. LENSai is not just accelerating development—it's redefining the very process of therapeutic innovation."

This approach positions LENSai at the forefront of next-generation biologics, providing end-to-end in silico drug development capabilities with optimized safety and efficacy screening from the earliest stages of development, whether used by IPA or licensed to partners in the industry.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series of proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and are known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Investor Relations Contact

investors@ipatherapeutics.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements often include words such as “expects,” “intends,” “anticipates,” “believes,” or variations thereof, or state that certain actions, events, or results “may,” “will,” “could,” or “might” occur. These statements relate to, among other things, the anticipated benefits and impact of the AI-driven peptide discovery pipeline, the potential for computationally designed GLP-1 analogs to improve therapeutic efficacy, and the Company’s ability to develop and commercialize transdermal GLP-1 candidates.

Although the Company believes it has a reasonable basis for these forward-looking statements, they are based on current expectations, assumptions, and projections about future events that involve risks and uncertainties. Actual results may differ materially from those expressed or implied due to factors largely beyond the Company’s control, including risks related to scientific and technological developments, regulatory approvals, industry competition, and broader market conditions.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Additional information on risks and uncertainties can be found in the Company’s Annual Report on Form 20-F, as amended, for the year ended April 30, 2024 (available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar). Should any of these risks materialize, actual results could vary significantly.

Readers are cautioned not to place undue reliance on forward-looking statements, which reflect the Company’s expectations only as of the date of this release. The Company assumes no obligation to update or revise these statements, except as required by law.